SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2004

                             Commission File Number
                                   000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

SVGCapital

Update 17      June 2004

Providing access to
private equity

As a listed private equity fund of funds and fund advisory business, SVG Capital provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions.

SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Permira or Schroder Ventures buy-out and development capital funds. These funds in turn invest in a range of companies at different stages of their development.

At 31 December 2003, SVG Capital's portfolio was valued at GBP615.2 million (net assets of GBP526.6 million - fully diluted net asset per share of 458.7p) and had reported compound net asset per share growth of 10% p.a. over the last five years and 12% p.a. since launch (May 1996).

SVG Capital's fund advisory business, SVG Advisers, advises investment vehicles that invest in private equity or public equity using private equity techniques. SVG Advisers advises products with combined third-party funds under management and commitments of approximately +1 billion.

Recent key events
Investment in New Look - a leading UK women's fashion retailer.

Investment in Direct Group - a US direct mail services company.

Announcement of investment in debitel - one of Europe's largest mobile telephone service providers.

Announcement of the acquisition of the AA - UK's leading motoring organisation.

Partial realisation of SEAT Pagine Gialle - funds advised by Permira sold 19% of their holding, at an approximate multiple of two times original attributable cost.

Partial realisation of Eyetech - funds advised by Schroder Ventures Life Sciences realised 27% of their holding in Eyetech, at an approximate multiple of 6 times attributable cost.

Recapitalisation of Cognis - approximately 58% of the cost of the investment was returned to investors.

Flotation of austriamicrosystems - on the SWX Swiss Exchange on 17 May 2004, funds advised by Permira sold 20% of their holding at flotation.

Recapitalisation of Memec - approximately 20% of the cost of the investment was returned to investors.

Share price, Estimated NAV vs. FTSE All Share and FTSE World (rebased)


Graph

Compound annual NAV & share price growth rate


                                  1 Year        2 Years       3 Years       4 Years       5 Years

NAV per share *                       3%             8%            2%            6%           10%

Share Price **                       13%            20%            9%            3%           14%
*    based on NAV at 31 December 1998 (287.7p) and 31 December 2003 (458.7p)
**   based upon share price at 30 June 1999, 2000, 2001, 2002, 2003 and 30 June 2004 (515.5p)




Highlights from 31 December 2003 accounts

-        Net assets increased by 3% to 458.7p per share

- In difficult operating environment, the portfolio of companies continued to perform well, generating cash and repaying debt

- Portfolio is sensitive to currency fluctuations, which impacted both valuations and individual company earnings

-        Compound growth in NAV per share of 10% per annum over five years

Major developments
since 31 December 2003

Investments
11 new investments and eight follow-on investments were made in the six months to June 2004, with a total of GBP42 million(1) of calls paid since December 2003.


New Look - funds advised by Permira and Apax Partners completed the 'public to private' of New Look. New Look is a leading UK fashion retailer targeting the young (15-44) female market. The company was established by Tom Singh in 1969 and has grown to become one of the UK's largest retailer of womenswear with around 4% of the UK womenswear market. New Look has 504 stores in the UK and 181 stores in France (MIM). SVG Capital's share of this investment is approximately GBP19.2 million.


Direct Group - funds advised by Schroder Ventures US have backed the management buy-out of Direct Group, a direct mail services company based in New Jersey. DG Group provides a full range of direct mail services, including printing, data services and creative consulting. SVG Capital's share of this investment is approximately GBP3.8 million.


Announcement of investment in debitel - funds advised by Permira have acquired a 95% shareholding in debitel AG and launched a public tender offer for the remaining 5% holding in the company. Debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Stuttgart


(Germany) and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. SVG Capital's share of this investment will be approximately GBP22.4 million(2). The transaction is subject to the approval of the relevant antitrust and monopolies commissions.


Announcement of acquisition of the AA - funds advised by Permira and CVC Partners have announced the acquisition of the AA. The AA has approximately 15 million members and comprises roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. The AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The AA's financial services division provides motor and home insurance and personal loans with some
1.6 million insurance policies and a GBP1 billion loan book. SVG Capital's share of this investment will be announced in due course.

Other new investments include:

Company                                           Sector
Synarc                                     Life Sciences
Rejuvenon                                  Life Sciences
Dynogen                                    Life Sciences

(1.) Not including the investment in debitel nor the AA, and including the investment in Inmarsat.
(2.) SVG Capital's investment in debitel will be called later this year.

Pic


(1.)     New Look, leading UK women's fashion retailer.


Pic


(2.)     debitel, one of Europe's largest mobile telephone service providers

________________________________________________________________________________


Realisations

There has been an improvement in exit activity in the first six months of 2004, with secondary buy-outs remaining popular and recapitalisations and IPOs also offering liquidity for investors. SVG Capital received distributions totalling approximately GBP75 million(3) in the six months to June 2004.

Partial realisation of SEAT Pagine Gialle - funds advised by Permira sold 19% of their holding, at an approximate gross multiple of 2 times original attributable cost. The net value of this partial realisation for SVG Capital is GBP12.1 million. The value of this partial realisation represents an uplift of approximately 4.2p per share (fully diluted) to the December 2003 net asset value. SVG Capital's remaining holding will be valued in accordance with BVCA guidelines at 30 June 2004.

Partial realisation of Eyetech - funds advised by Schroder Ventures Life Sciences realised approximately 27% of their holding in Eyetech, at an approximate multiple of 6 times attributable cost (in local currency). The net value of this partial realisation for SVG Capital is GBP3.1 million.

Eyetech's shares were quoted at US$42.92 per share at the close of business on 30 June 2004. Based on this closing price, the value of SVG Capital's holding in Eyetech (after the application of discounts) was GBP9.2 million. This, in addition to the cash proceeds received from the partial realisation represents an uplift of GBP9.9 million to the December 2003 valuation (fully diluted uplift per share of 8p).

Recapitalisation of Cognis - Cognis, the worldwide supplier of innovative specialty chemicals and nutritional ingredients, completed a recapitalisation returning approximately 58% of the cost (in local currency) of the investment to investors. The net value of this recapitalisation for SVG Capital was GBP19.1 million. Following this recapitalisation, funds advised by Permira and Schroder Ventures Life Sciences will continue to own the same proportion of Cognis' ordinary equity as before. SVG Capital's holding in Cognis will be valued in accordance with BVCA guidelines at 30 June 2004.

Flotation of austriamicrosystems - on the SWX Swiss Exchange, with shares being placed at CHF 35 per share, capitalising the company at CHF 385 million. Funds advised by Permira have sold 20% of their shareholding in the company at flotation, representing an approximate net value of GBP4.0 million for SVG Capital.

Recapitalisation of Memec - Memec, the global semiconductor distributor, completed a recapitalisation returning approximately 20% of the cost of the investment. The value of this recapitalisation for SVG Capital is GBP11.8 million. Following this recapitalisation, funds advised by Permira and Schroder Ventures US will continue to own the same proportion of Memec's equity as before. SVG Capital's holding in Memec will be valued in accordance with BVCA guidelines at 30 June 2004.





Other realisations include:

Company                              Type of
                                 Realisation

Park Communications                     Full
MedNova                                 Full
Apollo Hospitals                     Partial
Taylor Nelson                           Full
TGE                                  Partial

Valuations
SVG Capital's underlying portfolio of companies will be revalued at 30 June 2004 in accordance with British Venture Capital Association (BVCA) guidelines and will be announced in September 2004.

Fund advisory business
Final closing of Schroder Private Equity Fund of Funds II (SPEFOFII) - held a final closing in April 2004 at +285 million, exceeding its target of +250 million and the amount raised for the first fund of funds in 2002 (+242 million). SPEFOFII has already made commitments totalling approximately +95 million to eight private equity partnerships predominantly in Europe and the US. Like its predecessor, SPEFOFII has been structured to meet the requirements of both small and large institutions in addition to high net worth individuals, and is listed on the Irish Stock Exchange.


(3.) Not including proceeds from the sale of Euro Dental and demedis.

________________________________________________________________________________

Major developments
since 31 December 2003 continued

Market commentary

Europe - The first half of 2004 has seen strong levels of activity in the European buy-out market, both in terms of new investment activity especially in Continental Europe, as well as sales.

Realisations within the industry have been through a number of routes, with secondary buy-outs remaining popular and recapitalisations and IPOs also offering liquidity in the context of improving capital markets. Permira European Funds have taken advantage of this more favourable exit environment, returning money back to investors, in particular through a number of secondary disposals and recapitalisations.

More recently however, uncertainty has re-emerged in the capital markets prompted by renewed concerns over a number of issues including security, oil prices, interest rates and the strength of the global recovery. This has led to more difficult conditions for new issues in both the debt and equity markets. The upshot of these developments however is a potentially more benign pricing environment for new acquisitions.

United States - Driven by continued low interest rates, the economic recovery of 2003 has continued into the first half of 2004.

Exit markets, both IPO and M&A, have strengthened in the first half of 2004, while private company valuations have stabilised and in some sectors improved. Terrorism, the war in Iraq, and resulting increases in oil prices pose some downside risk to the recovery that is underway. The mid-market continues to be characterised by lower purchase multiples and debt is increasingly available.

Asia - After three years of decline, the private equity industry in Asia saw a significant increase in investing activity in 2003 and the first half of 2004. A large proportion of deals involved buy-outs of non-core assets as companies (and in some cases governments) continue with corporate and balance sheet restructuring efforts. This was particularly true in Japan, where a number of large, high-profile deals were announced.

The continued strength of listed company valuations in key Asian markets facilitated exit activity in the first half of 2004, with a number of successful transactions having been achieved by private equity investors, both via public markets as well as trade sales.

Overall, the outlook for the region remains positive. Strong underlying economic growth is expected to continue for the rest of 2004, with China and India at the core of regional expansion. In addition, it is anticipated that Japan, a key export market for Asian countries, should register significant expansion in 2004.

Life sciences - The fundamental backdrop for the biotech sector remains strong. 2004 may bring more details on the impact of Medicare reimbursement changes, proposals for developing generic biologics and options expensing, which could impact public biotech stocks negatively. The IPO window for biotech has opened with IPO's being completed in the US, UK and Europe, although the performance of these stocks in the aftermarket has been mixed.

In the context of improved public market sentiment, the financing market of unquoted biotech companies has become more buoyant. Private company valuations have not yet increased significantly, although financing round sizes have increased and milestone based financings have become more commonplace.

Change of name
Following shareholder approval at the AGM, Schroder Ventures International Investment Trust plc changed its name to SVG Capital plc in May, with its fund advisory business renaming to SVG Advisers.

In conjunction with the name change, SVG Capital launched a new website (www.svgcapital.com). On the new website you will find information on SVG Capital and its fund advisory business, including information on the various funds advised by SVG Advisers, in addition to general information on private equity.

Shareholders are reminded that their shareholdings are unaffected by this name change and that existing share certificates should be retained, as they will remain valid for all purposes.

Contact details           Head Office                 Registered Office
For further information,  111 Strand                  31 Gresham Street
please contact:           London WC2R 0AG             London EC2V 7QA

Alice Todhunter           Tel +44 (0)20 7010 8900     Tel +44 (0)20 7658 3206
                          Fax +44 (0)20 7240 5346     Fax +44 (0)20 7658 3538

www.svgcapital.com

________________________________________________________________________________

                                                                   13 July 2004




                                    Newssheet


SVG Capital plc has today despatched its Newssheet to shareholders. A copy of the Newssheet will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone number: 020 7676 1000


--------------------------------------------------------------------------------


Enquiries:

Alice Todhunter
SVG Capital plc                                               Tel: 020 7010 8925

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                 SVG Capital PLC




Date: 20 July 2004


                                  By:/s/John Spedding
                                        John Spedding
                                        Company Secretary
                                        For and on behalf of Schroder Investment
                                        Management Limited, Secretaries